Filed Pursuant to Rule 253(g)(2)
File No. 024-10970

FUNDRISE GROWTH EREIT 2019, LLC

SUPPLEMENT NO. 5 DATED JULY 28, 2021

TO THE OFFERING CIRCULAR DATED OCTOBER 9, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT 2019, LLC (“we”, “our” or “us”), dated October 9, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 13, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Kingsland Heights Controlled Subsidiary - Brookshire, TX

On July 22, 2021, we directly acquired ownership of a “majority-owned subsidiary” (the “Kingsland Heights Controlled Subsidiary”), in which we have the right to receive a preferred economic return for an initial purchase price of approximately $611,000, which is the initial stated value of our equity interest in a new investment round in the Kingsland Heights Controlled Subsidiary (the “Kingsland Heights Growth 2019 eREIT Initial Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Kingsland Heights Controlled Subsidiary, for an initial purchase price of approximately $916,000 (the “Kingsland Heights Interval Fund Initial Investment” and, together with the Kingsland Heights Growth 2019 eREIT Initial Investment, the “Kingsland Heights Initial Investment”). The Kingsland Heights Controlled Subsidiary used the proceeds from the Kingsland Heights Initial Investment to acquire twenty-two (22) single family homes in the planned Kingsland Heights subdivision generally located at 1004 Blue Beech Lane, Brookshire, TX. We anticipate the Kingsland Heights Controlled Subsidiary, or one of our affiliates, will purchase up to ninety-six (96) homes in the Kingsland Heights subdivision (the “Kingsland Heights Property”) from the home builder as construction progresses and certificates of occupancy are secured.

We anticipate that we, or one of our affiliates, will fund an additional $1,905,000 towards these acquisitions for a total investment of $2,516,000 (the “Kingsland Heights Growth 2019 eREIT Investment”) and Fundrise Real Estate Interval Fund, LLC will fund an additional $2,858,000 for a total investment of $3,774,000 (the “Kingsland Heights Interval Fund Investment” and, together with the Kingsland Heights Growth 2019 eREIT Investment, the “Kingsland Heights Investment”).. The Kingsland Heights Growth 2019 eREIT Initial Investment was funded with proceeds from our Offering, and the closing of the Kingsland Heights Growth 2019 eREIT Initial Investment and initial tranche of twenty-two (22) homes occurred concurrently.

The Kingsland Heights Controlled Subsidiary is managed by Banyan Single Family Residential (“Banyan”). Banyan is a private real estate investment company specializing in the ground up development and acquisition of multifamily, office and retail properties in gateway markets across the United States.

Pursuant to the agreements governing the Kingsland Heights Investment (the “Kingsland Heights Operative Agreements”), our consent is required for major decisions regarding the Kingsland Heights Property and we are entitled to receive a cumulative, but not compounding, preferred economic return of 10% on our Kingsland Heights Investment.  In addition, an affiliate of our Manager earned an origination fee of approximately 2% of the Kingsland Heights Investment, paid directly by the Kingsland Heights Controlled Subsidiary.

The Kingsland Heights Controlled Subsidiary is expected to redeem the Kingsland Heights Investment via sale or refinance at project stabilization. The Kingsland Heights Controlled Subsidiary may redeem the Kingsland Heights Investment, subject to our approval, in whole or in part during the term of the Kingsland Heights Investment. Concurrent with closing, an affiliate of our Manager entered into an option agreement providing the affiliate the opportunity to acquire the Kingsland Heights Property, after its stabilization. The option agreement stipulates a purchase price based on a 4.75% cap rate, at the time exercise.

The Kingsland Heights Property, which is held through a wholly owned subsidiary of the Kingsland Heights Controlled Subsidiary, will have a total project budget of approximately $22,548,000 inclusive of hard and soft costs. Simultaneous with the closing of the Kingsland Heights Investment, senior financing was provided through a $15,700,000 secured loan from an affiliate of Walton Street Capital (the “Kingsland Heights Senior Loan”). The Kingsland Heights Senior Loan features a 2-year term and 2 years interest-only at a floating rate of LIBOR + 3.30%.

 The Kingsland Heights Property will feature ninety-six (96) homes that consist of three- and four-bedroom residential units.